Exhibit 1

Media Relations	Investor Relations
Jorge Perez	Lucy Rodriguez
+52 (81) 8259-6666	+1 (212) 317-6007
jorgeluis.perez@cemex.com	ir@cemex.com

CEMEX ANNOUNCES IT HAS INCREASED ITS OWNERSHIP IN CLH

MONTERREY, MEXICO. DECEMBER 16, 2020 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that CEMEX España, S.A. (“CEMEX España”), an indirect subsidiary of CEMEX, will increase its shareholdings in CEMEX Latam Holdings, S.A. (“CLH”), which is listed on the Colombian Stock Exchange, from 73.16% to 92.60% of CLH’s paid and outstanding shares (excluding shares owned by CLH).

This increase is a result of the completion of a tender offer (the “Offer”) made by CEMEX España for any and all outstanding ordinary shares of CLH (except for shares either owned by CEMEX España or by CLH), directed to all of CLH’s shareholders at a purchase price of 3,250 Colombian Pesos per ordinary share. In particular, 108,337,613 ordinary shares of CLH were validly tendered in the Offer, representing 72.41% of the outstanding ordinary shares of CLH (excluding shares owned by CLH) for which the Offer was made. Pursuant to Colombian securities regulations, the Offer was awarded on December 15, 2020 and is expected to fully settle on December 18, 2020 for an aggregate amount of approximately 352,097,242,250 Colombian Pesos.

Through the Offer, CEMEX is simplifying and strengthening its overall capital structure by further consolidating its indirect interest in CLH.

Citigroup Global Markets Inc. acted as sole advisor and Corredores Davivienda S.A. acted as intermediary broker for the Offer.

CEMEX is a global building materials company that provides high quality products and reliable services. CEMEX has a rich history of improving the wellbeing of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future. For more information on CEMEX, please visit: www.cemex.com.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. These forward-looking statements reflect CEMEX’s and its direct and indirect subsidiaries’ (together, the “Company”) current expectations and projections about future events based on the Company’s knowledge of present facts and circumstances and assumptions about future events, as well as the Company’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from the Company’s expectations, including settlement of the Offer. Many risks, uncertainties and other important factors could cause the actual results, performance or achievements of the Company to be materially different from those expressed or implied herein. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on the Company, include, but are not limited to: the cyclical activity of the construction sector; the Company’s exposure to other sectors that impact its business, such as, but not limited to, the energy sector; competition; availability of raw materials and related fluctuating prices; general political, social, economic and business conditions in the markets in which the Company operates or that affect its operations and any significant economic, political or social developments in those markets, including any nationalization or privatization of any assets or operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; the Company’s ability to satisfy its obligations under the Company’s material debt agreements, the indentures that govern the Company’s outstanding senior secured notes and the Company’s other debt instruments; availability of short-term credit lines, which can assist us in connection with market cycles; the impact of the Company’s below investment grade debt rating on its cost of capital; loss of reputation of our brands; the Company’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost savings from its cost-reduction initiatives and implement its global pricing initiatives for the Company’s products, including the Company’s “A Stronger CEMEX” and “Operation Resilience” plans and any future plans; the increasing reliance on information technology infrastructure for the Company’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect the Company’s sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subject to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products; weather conditions; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events; economic, social and other effects of the outbreak and the ongoing global spread of the novel coronavirus (COVID-19); and the other risks and uncertainties described in the Company’s public filings. You are urged to carefully consider the risks, uncertainties and other factors that affect the Company’s business and should review future reports filed by the Company with the U.S. Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect actual results may vary materially from those described herein. The Company assumes no obligation to update or correct the information contained herein.